UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

LUCAS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)13

549333201

(CUSIP Number)

TERRY LEE BUTLER, 408 SAPPHIRE STREET, REDONDO BEACH, CA. 90277-4276 (310) 316-0125

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 549333201	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TERRY LEE BUTLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SELF EMPLOYMENT INCOME
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,821,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,821,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,821,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.20%
14.	TYPE OF REPORTING PERSON (see instructions) INDIVIDUAL

CUSIP No. 549333201	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Lucas Energy, Inc. , 3555 Timmons Lane, Suite #1550, Houston, TX 77027

Common Stock

Item 2.  Identity and Background.

a)

Name: Terry Lee Butler

b)

Residence or business address: 408 Sapphire St., Redondo Beach, CA 90277-4276.

c)

Present principal occupation: Self-employed Tax Consultant, 408 Sapphire St., Redondo Beach, CA 90277.

d)

During last 5 years, Terry Lee Butler HAS NOT been convicted in a crimninal proceeding.

e)

During last 5 years, Terry Lee Butler HAS NOT been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is NOT subject to a judgement, decree, or final order.

f)

Citizenship: United States of America

Item 3.  Source or Amount of Funds or Other Consideration.

Self-employment income from Tax Consulting. $427,935. No funds to purchase these shares were borrowed (100% from cash purchases).

Item 4.  Purpose of Transaction.

The purpose for purchasing these shares was for investment in an oil and gas company whose share price had declined to a point where they appeared undervalued. Purchasing these shares was for speculation. Terry Lee Butler (reporting person) may continue to purchase additional shares and/or may sell some or all shares at any time depending upon the LEI stock price.

Item 5.  Interest in Securities of the Issuer.

a) 1,821,000 shares purchased (approximately 5.20% of the outstanding common shares, 1.821,000/35,020,000=5.20%). All 1,821,000 common shares solely purchased and owned by Terry Lee Butler and for which he has SOLE POWER TO VOTE AND SOLE POWER TO DISPOSE. Average purchase price was $0.2350 during the period March 15, 2015 thru May 7, 2015.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Terry Lee Butler has no contracts, understandings or relationships with respect to securities of the issuer (legal or otherwise).

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 549333201	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Terry Lee Butler Terry Lee Butler